

05076757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 30 2005 WASH, D.C. 209

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richard L. Craig & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3509 Hulen Street, Suite 112
(No. and Street)

Fort Worth (City) Texas (State) 76107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Craig 817-377-9905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The M.L. Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300 (Address) Fort Worth (City) TX (State) 76109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Craig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard L. Craig & Co., as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY HELEN FENOGLIO
Notary Public, State of Texas
My Commission Expires
January 04, 2006

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard L. Craig & Co.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended October 31, 2005
(With Independent Auditors' Report Thereon)
and
Supplemental Report on Internal Control

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Richard L. Craig & Co.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Richard L. Craig & Co. (the Company) as of October 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard L. Craig & Co. as of October 31, 2005, and the results of its operations and its cash flows for the year ended October 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under Rule 15c3-1 are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



December 13, 2005

Richard L. Craig & Co.
Statement of Financial Condition for Noncarrying, Nonclearing and Certain other Brokers or Dealers
October 31, 2005

Assets

Current assets:	
Cash	$ 13,297
Clearing deposit	10,182
Other deposits	244
Total current assets	23,723
Property, furniture and equipment (Note 2)	801
Total assets	$ 24,524

Liabilities and Stockholder's Equity

Current and other liabilities (Note 7)	$ -
Stockholder's equity:	
Common stock	1,000
Additional paid-in capital	244
Retained earnings	23,280
Total stockholder's equity	24,524
Total liabilities and stockholder's equity	$ 24,524

The accompanying notes form an integral part of these financial statements.

Richard L. Craig & Co.
Statement of Operations
For the Year Ended October 31, 2005

Revenue	
Commissions	$ 73,284
Mutual fund fees	53,312
Interest income	6,252
Other income	1,595
Total revenue	134,443
Expenses	
Salaries and other employment costs for voting stockholder officers (Notes 5 and 6)	84,012
Clearing and exchange fees	9,150
Communications and data processing	4,225
Regulatory expenses	2,785
Occupancy (Note 5)	14,400
Other expenses (Notes 2 and 5)	17,403
Total expenses	131,975
Net income	$ 2,468

The accompanying notes form an integral part of these financial statements.

Richard L. Craig & Co.
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
November 1, 2004	1,000	$ 1,000	$ -	$ 20,812	$ 21,812
Capital contribution	-	-	244	-	244
Net income	-	-	-	2,468	2,468
October 31, 2005	1,000	$ 1,000	$ 244	$ 23,280	$ 24,524

The accompanying notes form an integral part of these financial statements.

Richard L. Craig & Co.
Statement of Cash Flows
For the Year Ended October 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,468
Reconciliation of net income to net cash provided by operating activities:	
Depreciation	1,757
Increase in clearing deposit	(182)
Net cash provided by operating activities	4,043
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES	-
Increase in cash	4,043
Cash and cash equivalents, beginning of year	9,254
Cash and cash equivalents, end of year	$ 13,297

SUPPLEMENTAL INFORMATION

Cash paid for taxes during the year	$ -
Cash paid for interest during the year	$ -

The accompanying notes form an integral part of these financial statements.

Richard L. Craig & Co.
Notes to Financial Statements
For the Year Ended October 31, 2005

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated on February 2, 1997 to conduct business as a dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

The Company conducts its business primarily with customers throughout the United States.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) Property, Furniture and Equipment

Property, furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of assets, ranging from seven years for furniture and fixtures to five years for equipment, and 3 years for computer-related items.

(d) Income Taxes

The Company provides for Federal income taxes currently payable, and significant deferred income taxes resulting from temporary differences between the carrying value of assets and liabilities for financial reporting and Federal income tax reporting purposes.

(e) Cash Flows

For purposes of the statement of cash flows, cash includes amounts in checking accounts only.

(f) Common Stock

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued and outstanding.

(Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Concentrations of Credit Risk

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any one financial institution.

(2) Property, Furniture and Equipment

Property, furniture and equipment is composed of the following at October 31, 2005:

Furniture and fixtures	$ 3,900
Equipment	10,501
	14,401
Accumulated depreciation	13,600
Net property, furniture and equipment	$ 801

Depreciation expense for the year ended October 31, 2005 was $1,757, and is included as a component of other expenses in the accompanying financial statements.

(3) Income Taxes

There is no provision for any income tax expense or benefit, or any income taxes receivable or payable or deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(4) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(Continued)

(5) Related Party Transactions

For the year ended October 31, 2005, the Company paid the stockholder $14,400 for office space rental. The rental was on a month-to-month basis. In addition, the Company reimbursed the stockholder during the year for various expenses such as travel, office supplies and seminars.

(6) Pension Plans

In a prior year, the sole stockholder of the Company approved the adoption of the Pioneer Uni-K Plan (the Plan). The Plan is a 401(k) plan for an owner-only business. It allows for employee salary deferrals up to a maximum allowed by the Internal Revenue Code, and employer contributions of up to 25% of compensation. For the year ended October 31, 2005, the Company contributed $11,400 to the Plan.

(7) Subordinated Liabilities

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2005, or at any time during the year ended October 31, 2005.

(8) Pending Stock Sale

In September 2005, the stockholder of the Company entered into an agreement to sell 100% of the common stock of the Company. As of October 31, 2005, the agreement was in the process of being reviewed by the NASD, and the stockholder of the Company anticipated the agreement being approved subsequent to year-end. The selling price of the common stock was approximately $40,000.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2005

Richard L. Craig & Co.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended October 31, 2005

Computation of Net Capital

Total stockholder's equity	$ 24,524
Non-allowable assets:	
Property, furniture and equipment, net	(801)
Other deposits	(244)
Net allowable capital	$ 23,479

Computation of Basic Net Capital Requirement

Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 18,479

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%

(Continued)

Richard L. Craig & Co.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended October 31, 2005

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2004	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2005	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL

For the Year Ended October 31, 2005

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Richard L. Craig & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Richard L. Craig & Co. (the Company), for the year ended October 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition that we consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



December 13, 2005